UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)
                    Under the Securities Exchange Act of 1934

                      PROJECT SOFTWARE & DEVELOPMENT, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   743 39P 101
                                 (CUSIP Number)

                      Robert L. Daniels, 20 University Road
                  Cambridge, Massachusetts 02138 (617-354-1006)
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment is being filed on behalf of Robert Daniels, Susan Daniels and Alan Stanzler (the "Reporting Persons") to amend items 4, 6 and 7 of their
Schedule 13D with respect to the securities of Project Software & Development, Inc. (the "Issuer").

Items 4 and 6.

     On January 13, 1998, Mr. Daniels filed with the Securities and Exchange Commission (the "Commission") preliminary proxy materials in furtherance of his efforts to elect Mr. Stanzler as a director of the Issuer. Following such filing, counsel for the Issuer and Mr. Daniels held brief discussions which resulted in an agreement between Mr. Daniels and the Issuer's Board of Directors (the "Board") pursuant to which the Board agreed not to nominate a candidate for election as a director, or to oppose Mr. Stanzler's election, and Mr. Daniels agreed to withdraw his preliminary proxy materials. A copy of the Agreement between Mr. Daniels and the Issuer's Board is filed herewith as Exhibit 8 and is incorporated herein by reference.

     Mr. Daniels intends to nominate Mr. Stanzler and to vote his shares in favor of Mr. Stanzler's election at the 1998 Annual Meeting of Shareholders ("Meeting"). Upon Mr. Stanzler's election to the Issuer's Board, Mr. Daniels and Mr. Stanzler intend to investigate alternatives to enhance shareholder value, including the possible sale of the Issuer at a premium to the current market price. Until such investigation is completed, the Reporting Persons cannot determine whether a sale at an appropriate price would be attainable.

     Mr. Daniels has, from time to time, expressed to the other directors his dissatisfaction with the performance of the Company's chief executive officer, and he intends to continue to evaluate such performance and recommend to the board such changes as he deems appropriate.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 8 Agreement by Robert Daniels and the Issuer's Board of Directors dated February 11, 1998.

                                   SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to him or her is true, complete and correct.

Dated: May 6, 1998

                                    /s/ Robert L. Daniels
                                    ----------------------------------------
                                    Robert L. Daniels


                                    /s/ Susan H. Daniels
                                    ----------------------------------------
                                    Susan H. Daniels


                                    /s/ Alan L. Stanzler
                                    ----------------------------------------
                                    Alan L. Stanzler

                                    THE 1996 DANIELS VOTING TRUST

                                    By :/s/ Robert L. Daniels
                                    ----------------------------------------
                                    Robert L. Daniels, as Trustee


                                    THE KENNETH L. DANIELS IRREVOCABLE TRUST
                                    By: /s/ Alan L. Stanzler
                                    ----------------------------------------
                                    Alan L. Stanzler, as Trustee


                                    THE GREGORY J. DANIELS IRREVOCABLE TRUST
                                    By: /s/ Alan L. Stanzler
                                    ----------------------------------------
                                    Alan L. Stanzler, as Trustee


                                    THE MARC D. DANIELS IRREVOCABLE TRUST
                                    By: /s/ Alan L. Stanzler
                                    ----------------------------------------
                                    Alan L. Stanzler, as Trustee